April 4, 2016

Metropolitan Life Insurance Company

Form S-3 Registration Statement

Under the Securities Act of 1933

File No. 333-209461

Memorandum Responding to Commission Staff Oral Comments

Dated March 31, 2016

Pursuant to Commission Release No. 33-5231, March 2, 1972

Set out below are responses to oral comments received from Sonny Oh of the Securities and Exchange Commission (“Commission”) staff on March 31, 2016 relating to the registration statement (the “Registration Statement”) on Form S-3 under the Securities Act of 1933, as amended, filed with the Commission by Metropolitan Life Insurance Company (“Registrant”) on February 10, 2016 for Shield Level Selector 6-Year Annuity Contract.

General

1.	Staff Comment

Please incorporate those changes reflected in the supplement into the body of the prospectus.

Response: Given the unusual circumstances related to the timing of this Registration Statement filing, including the pending deadline for printing prospectuses and resource limitations, Registrant prefers to utilize the supplement approach at this time. Nonetheless, Registrant understands that the staff has taken the position that supplements should generally be avoided and Registrant will seek to incorporate disclosure directly into prospectuses to the extent feasible in the future.

Supplement

2.	Staff Comment

The second paragraph on the front cover page states that this version of the contract is only available in New York state. Please revise the free look disclosure under Item 2 of the supplement accordingly.

Response: Comment complied with. Registrant has revised the free look disclosure accordingly.

3.	Staff Comment

Confirm whether the bullet point listed in Item 6 of the supplement should be added at the end of the other bullet points or replace the last bullet point under the heading “Purchase Payment” on page 13 of the prospectus.

Response: Comment complied with. Registrant has indicated that the bullet point listed in Item 6 of the supplement should replace the last bullet point under the heading “Purchase Payment.”

4.	Staff Comment

To the extent that a beginning date is used in the example under Item 15 of the supplement, it must be subsequent to the date of the supplement. The term start date is prior to the date of the registration statement.

Response: Comment complied with. Registrant has eliminated references in the example to specific dates.

Prospectus

5.	a. Staff Comment

Please expand the definition of “General Account” on page 5 of the prospectus.

Response: Comment complied with. Registrant has added an item to the supplement to indicate that the definition of “General Account” in the glossary should read:

“General Account. Comprised of Metropolitan Life Insurance Company’s assets, other than assets in its Separate Account and any other separate accounts it may maintain.”

b. Staff Comment

For purposes of clarity and consistency, please consider replacing the term “MetLife” on page 6 of the prospectus with “MLIC.”

Response: Registrant will make this change when it reprints the full prospectus.

6.	Staff Comment

Please add the definition of spouse pursuant to the Internal Revenue Code at the end of “The Annuity Contract” on page 13 of the prospectus.

Response: Comment complied with. Registrant has added an item to the supplement to indicate that the following should be added as the final paragraph under “The Annuity Contract”:

“Any Internal Revenue Code reference to ‘spouse’ includes those persons who are married spouses under state law, regardless of sex.”

7.	Staff Comment

To the extent that a beginning date is used on page 22 of the prospectus as well as other applicable examples included throughout the prospectus, including Appendix B, it must be subsequent to the date of the prospectus.

Response: Comment complied with. Registrant has included an item in the supplement stating “Under Examples 1, 2, and 3 beginning on page 19, replace the dates with a hypothetical period beginning May 2, 2016.”

8.	Staff Comment

For “Option 4. Joint and Last Survivor Annuity with 10 Years of Income Payments Guaranteed” and “Death of Owner During the Income Period” on page 35 of the prospectus, please make them consistent to the MetLife Insurance Company USA Shield Level Selector 6 Year Annuity Contract to the extent applicable.

Response: Comment complied with. “Option 4. Joint and Last Survivor Annuity with 10 Years of Income Payments Guaranteed” and “Death of Owner During the Income Period” are consistent with the MetLife Insurance Company USA Shield Level Selector 6 Year Annuity Contract to the extent applicable.

9.	Staff Comment

The paragraph under “The Fixed Account” on page 48 of the prospectus refers to Appendix D. Please either add an Appendix D or delete this reference.

Response: Comment complied with. Registrant included Appendix D in the 2015 registration statement filing and in the printed version, but it was inadvertently not added to the filed version this year.

10.	Staff Comment

Note that the years listed in the first paragraphs under the “Independent Registered Public Accounting Firm” and “Information Incorporated by Reference” sections on page 50 of the prospectus need to be updated.

Response: Comment complied with. Registrant has restated and updated the referenced paragraphs in the supplement.

Part II

11.	Staff Comment

Please complete Exhibit 4(a) and be sure to provide the exhibit number when incorporating by reference in the “Exhibits” section.

Response: Comment complied with. Registrant has completed Exhibit 4(a) and has provided the exhibit numbers when incorporating by reference.

General

12.	Staff Comment

Please provide “Tandy” representations required for the filing.

Response: Registrant will file via EDGAR as standard “Tandy” letter along with the pre-effective amendment to its Registration Statement.